UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Reconciliation of Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2019 and as of December 31, 2018 and for the quarters ended March 31, 2019 and 2018 of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México and its Subsidiaries prepared in accordance with Mexican GAAP to IFRS.
2.	Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2019 and as of December 31, 2018 and for the quarters ended March 31, 2019 and 2018 of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México and its Subsidiaries prepared in accordance with Mexican GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 8, 2019

Item 1

Banco Santander México, S.A. and Subsidiaries

The consolidated financial statements of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (together with its subsidiaries, the “Bank”) filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards ( “NIF” by its Spanish acronym), as issued by the Mexican Board of Financial Reporting Standards (“CINIF”), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, sale and repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

The most significant differences between Mexican Banking GAAP and International Financial Reporting Standards (“IFRS”), as they relate to the Bank, are reconciled and described below:

Reconciliation of net income for the quarter ended March 31, 2019

Amounts in millions of Mexican pesos, net of Income Tax effect

Net income under Mexican Banking GAAP		5,291

IFRS adjustments:

Deferred employee profit sharing	(a)	(2)
Pension and post-employment benefits	(b)	(18)
Allowance for impairment losses and provision for
off-balance sheet risk	(c)	243
Impairment losses from non-current assets held for
sale	(d)	(31)
Fair value measurements and Reserve for Special
Federal Treasury Securities (“Special CETES”)	(e)	(236)
Loan portfolio indexed to the minimum salary	(f)	139
Other adjustments		(12)

Profit under IFRS		5,374

Non-controlling interest		-

Profit attributable to the Parent under IFRS		5,374

Reconciliation of Total equity as of March 31, 2019

Amounts in millions of Mexican pesos, net of Income Tax effect

Total Stockholders’ equity under Mexican Banking GAAP		132,366

IFRS adjustments:

Deferred employee profit sharing	(a)	(2,629)
Pension and post-employment benefits	(b)	(998)
Allowance for impairment losses and provision for
off-balance sheet risk	(c)	(326)
Impairment losses from non-current assets held for
Sale	(d)	540
Fair value measurements and Reserve for Special
CETES	(e)	959
Loan portfolio indexed to the minimum salary	(f)	139
Other adjustments		4

Total equity under IFRS		130,055

Reconciliation of Cash and cash equivalents as of March 31, 2019

Amounts in millions of Mexican pesos

Cash and cash equivalents or Funds available under Mexican Banking GAAP		73,680

IFRS adjustments:

Loans and advances to credit institutions	(g)	(15,837)
Loans and advances to customers	(g)	(77)
Trading derivatives	(g)	(7,046)

Total Cash and cash equivalents under IFRS		50,720

A description of the IFRS adjustments is presented below:

a)	Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities, while IFRS does not considers this deferred employee profit sharing as an income tax temporary difference.

b)	Pension and post-employment benefits

Adjustments were made to recognize the effects of the first-time IFRS adoption exemption taken in which all unrecognized actuarial gains and losses related to pension and post-employment benefits were recognized on January 1, 2010. For Mexican Banking GAAP purposes, the net pension liability represents the present value of the defined benefit obligation, plus (minus) the unrecognized actuarial gains or losses of the pension plan, while IFRS requires that the net pension liability reflects the full value of the underfunded status of the pension plan.

IFRS requires the immediate recognition of actuarial gains and losses of the year in other comprehensive income without subsequent recycling to profit or loss. Under Mexican Banking GAAP, there is an option to recognize actuarial gains and losses from the year:

1)	in other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan, or

2)	immediately to profit or loss of the period in which were determined.

c)	Allowance for impairment losses and provision for off-balance sheet risk

For IFRS purposes, the Bank assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk; once the Bank has classified its financial assets according to its credit risk, they are individually or collectively assessed for impairment in order to recognize the allowance for impairment losses arising from credit risk. The expected credit losses model is based on changes in credit quality since initial recognition and considers the following stages:

▪	Stage 1 (12-month expected credit losses): This stage includes financial assets that have not had a significant increase in credit risk.

▪	Stage 2 (Lifetime expected credit losses): This stage includes financial instruments that have had a significant increase in credit risk since initial recognition but that do not have objective evidence of impairment. Interest revenue is still calculated on the gross carrying amount of the asset.

▪	Stage 3 (Lifetime expected credit losses): This stage includes financial assets that have objective evidence of impairment at the reporting date. Interest revenue is calculated on the net carrying amount (net of allowance for impairment losses).

Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected credit losses model. The expected credit losses model formulas are developed by the CNBV using credit losses information compiled from the Mexican lending market as a whole, which may differ significantly from the Bank’s credit loss experience. In some cases, CNBV can approve the use of internal models to determine the allowance for impairment losses under Mexican Banking GAAP, as an alternative to the regulatory expected credit losses model.

d)	Impairment losses of non-current assets held for sale

Under Mexican Banking GAAP, impairment losses from non-current assets held for sale are determined based on formulas prescribed by the CNBV. For IFRS purposes, the Bank determines an estimation based upon the comparison between the fair value less costs to sell and the carrying value of the non-current asset.

e)	Fair value measurements and Reserve for Special CETES

For Mexican Banking GAAP, the fair value measurement of over-the-counter ( “OTC”) derivatives does not consider the counterparty credit risk or the Bank’s own credit risk. For IFRS purposes, the counterparty credit risk and the Bank’s own credit risk is factored into the fair value measurements of OTC derivatives.

Due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments may not have deemed to be sufficiently current for purposes of measuring fair value under IFRS. The adjustments were applicable to 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”) future contracts traded in the Mexican Derivatives Exchange (“MexDer”). The Mexican Banking GAAP fair values of these financial instruments are the unadjusted quoted market prices (MexDer prices).

This adjustment also includes the reversal of a reserve for the probable future decrease in value of Special CETES that was created by the Bank permitted by the CNBV for Mexican Banking GAAP purposes. The Reserve for Special CETES does not meet the recognition criteria under IFRS.

f)	Loan portfolio indexed to minimum salary

For Mexican Banking GAAP, the balance of the loan portfolio indexed to the minimum salary is adjusted by the current minimum salary rate recognizing an increase in its balance and a deferred credit balance, which will be recognized in profit or loss in a twelve-month period as interest income. Under IFRS, the aforementioned effect is recognized immediately in profit or loss of the period as a gain on financial assets.

g)	Cash and cash equivalents

For Mexican Banking GAAP, “Cash and cash equivalents” or “Funds available” include some items that are mandatory to be presented in this line of the balance sheet but do not comply with the definition of “Cash and cash equivalents” under IFRS.

Item 2

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Unaudited Condensed Consolidated Interim Financial Statements
as of March 31, 2019 and as of December 31, 2018 and
for the quarters ended March 31, 2019 and 2018

In millions of Mexican pesos

	March 31, 2019	December 31, 2018
Assets
Funds Available	$73,680	$70,151
Margin accounts	3,521	3,689
Investment in securities:
Trading securities	77,513	111,891
Securities available for sale	152,878	195,063
Securities held to maturity	10,902	10,827
	241,293	317,781
Debtors under sale and repurchase agreements	63,768	37,881
Derivatives:
Trading purposes	128,162	155,299
Hedging purposes	7,450	7,592
	135,612	162,891
Valuation adjustment for hedged financial assets	77	6
Performing loan portfolio:
Commercial loans
Commercial or business activity loans	351,907	344,942
Financial entities loans	15,911	20,221
Government entities loans	62,753	59,547
	430,571	424,710
Consumer loans	107,959	106,576
Mortgage loans
Medium and residential	123,041	120,559
Social interest	49	55
Loans acquired from INFONAVIT and FOVISSSTE	14,730	14,861
	137,820	135,475
Total performing loan portfolio	676,350	666,761
Non-performing loan portfolio:
Commercial loans
Commercial or business activity loans	5,423	5,645
Financial entities loans	-	7
	5,423	5,652
Consumer loans	4,091	4,261
Mortgage loans
Medium and residential	3,978	4,917
Social interest	5	12
Loans acquired from INFONAVIT and FOVISSSTE	1,379	1,245
	5,362	6,174
Total non-performing loan portfolio	14,876	16,087
Total loan portfolio	691,226	682,848

	March 31, 2019	December 31, 2018
(-) Less:
Allowance for loan losses	(20,836)	(21,100)
Loan portfolio (net)	670,390	661,748
Accrued income receivable from securitization transactions	113	127
Other receivables (net)	79,046	89,089
Foreclosed assets (net)	241	270
Property, furniture and fixtures (net)	8,841	8,714
Long-term investment in shares	90	91
Deferred income taxes and employee statutory profit sharing (net)	18,986	20,418
Other assets:
Deferred charges, advance payments and intangibles	8,601	8,679
Other	35	35
	8,636	8,714
Total assets	$1,304,294	$1,381,570

Liabilities and Stockholders’ equity
Deposits:
Demand deposits	$462,441	$455,045
Time deposits
Customer deposits	193,528	178,978
Money market	45,175	58,288
	238,703	237,266
Credit instruments issued	47,510	44,725
Global deposits account without movements	1,500	1,501
	750,154	738,537
Bank and other loans:
Demand loans	6,792	9,990
Short-term loans	22,440	19,084
Long-term loans	28,342	28,009
	57,574	57,083
Creditors under sale and repurchase agreements	65,455	100,689
Securities loans	-	1
Collateral sold or pledged as guarantee:
Sale and repurchase agreements	912	2,301
Securities loans	23,094	28,238
	24,006	30,539
Deriviatives:
Trading purposes	127,854	154,830
Hedging purposes	7,063	8,376
	134,917	163,206
Valuation adjustment for hedged financial liabilities	(19)	(24)
Other payables:

	March 31, 2019	December 31, 2018
Income taxes payable	29	42
Employee profit sharing payable	395	318
Creditors from settlement of transactions	41,122	48,620
Creditors from margin accounts	69	411
Creditors from collaterals received in cash	28,378	42,480
Sundry creditors and other payables	34,528	36,447
	104,521	128,318
Subordinated liabilities	34,819	37,228
Deferred revenues and other advances	501	300
Total liabilities	1,171,928	1,255,877
Stockholders’ equity
Paid-in capital:
Capital stock	29,799	29,799
Share premium	5,109	4,963
	34,908	34,762
Other capital:
Capital reserves	22,315	22,315
Retained earnings	69,885	50,451
Result from valuation of available for sale securities	(145)	(1,440)
Reseult from valuation of cash flow hedge instruments	(155)	(261)
Cumulative translation effect	9	9
Remeasurement of defined benefit obligation	226	241
Net income	5,291	19,584
	97,426	90,899
Non-controlling interest	32	32
Total stockholders’ equity	132,366	125,693
Total liabilities and stockholders’ equity	$1,304,294	$1,381,570

	March 31, 2019	December 31, 2018
Memorandum accounts
Contingent assets and liabilities	$46	$69
Credit commitments	231,994	238,273
Assets in trust or mandate:
Trusts	175,516	173,443
Mandates	2,156	1,163
Assets in custody or under administration	2,124,474	2,197,358
Collateral received	208,248	141,168
Collateral received and sold or pledged as guarantee	118,896	74,274
Investment banking transactions on behalf of third parties (net)	66,018	10,149
Uncollected interest earned on past due loan portfolio	803	937
Other accounts	1,696,042	1,647,744
	$4,624,193	$4,484,578

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Unaudited Condensed Consolidated Statements of Income

In millions of Mexican pesos

	For the quarters ended March 31,
	2019	2018
Interest income	$30,773	$25,988
Interest expense	(14,324)	(11,373)
Financial margin	16,449	14,615
Provisions for loan losses	(4,318)	(4,946)
Financial margin after provisions for loan losses	12,131	9,669
Commission and fee income	6,016	5,490
Commission and fee expense	(1,590)	(1,421)
Net gain on financial assets and liabilities	332	288
Other operating income (net)	(551)	192
Administrative and promotional expenses	(9,256)	(8,218)
Total operating income	7,082	6,000
Results of other long-term investment in shares	-	-
Income before income taxes	7,082	6,000
Current income taxes	(1,251)	(991)
Deferred income taxes (net)	(540)	(282)
Net income	5,291	4,727
Non-controlling interest	-	-
Net income attributable to controlling interest	$5,291	$4,727

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

In millions of Mexican pesos

	Paid-in Capital				Other Capital
	Capital stock
	Historical	Restated	Total	Share Premium	Capital reserves	Retained earnings	Result from valuation of securities available for sale	Result from valuation of cash flow hedge instruments	Cumulative translation effect	Remeasurement of defined benefit obligation	Net income	Non-controlling interest	Total stockholders’ equity
Balances as of January 1, 2018	$8,086	$3,262	$11,348	$23,450	$9,515	$55,205	$(1,353)	$321	$9	$35	$17,645	$30	$116,205
Entries arising from decisions approved by stockholders-
Transfer of prior year net income	-	-	-	-	-	17,645	-	-	-	-	(17,645)	-	-
Capitalization of share premium	17,574	877	18,451	(18,451)	-	-	-	-	-	-	-	-	-
Total entries arising from decisions approved by stockholders	17,574	877	18,451	(18,451)	-	17,645	-	-	-	-	(17,645)	-	-
Entries inherent to comprehensive income-
Result from valuation of available for sale securities	-	-	-	-	-	-	664	-	-	-	-	-	664
Result from valuation of cash flow hedge instruments	-	-	-	-	-	-	-	(394)	-	-	-	-	(394)
Recognition of equity-settled share-based payments	-	-	-	783	-	(41)	-	-	-	-	-	-	742
Treasury shares	-	-	-	(270)	-	-	-	-	-	-	-	-	(270)
Paid interests on Subordinated Additional
Tier I Capital Notes	-	-	-	-	-	(146)	-	-	-	-	-	-	(146)
Effect on sale of the Custody business	-	-	-	-	-	595	-	-	-	-	-	-	595
Effect on acquisition of subsidiary	-	-	-	-	-	(20)	-	-	-	-	-	-	(20)
Remeasurement of defined benefit obligation	-	-	-	-	-	-	-	-	-	8	-	-	8
Net income	-	-	-	-	-	-	-	-	-	-	4,727	-	4,727
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	21	21
Total comprehensive result	-	-	-	513	-	388	664	(394)	-	8	4,727	21	5,927
Balances as of March 31, 2018	$25,660	$4,139	$29,799	$5,512	$9,515	$73,238	$(689)	$(73)	$9	$43	$4,727	$51	$122,132
Balances as of January 1, 2019	$25,660	$4,139	$29,799	$4,963	$22,315	$50,451	$(1,440)	$(261)	$9	$241	$19,584	$32	$125,693
Entries arising from decisions approved by stockholders-
Transfer of prior year net income	-	-	-	-	-	19,584	-	-	-	-	(19,584)	-	-
Total entries arising from decisions approved by stockholders	-	-	-	-	-	19,584	-	-	-	-	(19,584)	-	-
Entries inherent to comprehensive income-
Result from valuation of available for sale securities	-	-	-	-	-	-	1,295	-	-	-	-	-	1,295
Result from valuation of cash flow hedge instruments	-	-	-	-	-	-	-	106	-	-	-	-	106
Recognition of equity-settled share-based payments				50									50
Treasury shares	-	-	-	96	-	-	-	-	-	-	-	-	96
Paid interests on Subordinated Additional
Tier I Capital Notes	-	-	-	-	-	(150)	-	-	-	-	-	-	(150)
Remeasurement of defined benefit obligation	-	-	-	-	-	-	-	-	-	(15)	-	-	(15)
Net income	-	-	-	-	-	-	-	-	-	-	5,291	-	5,291
Total comprehensive result	-	-	-	146	-	(150)	1,295	106	-	(15)	5,291	-	6,673
Balances as of March 31, 2019	$25,660	$4,139	$29,799	$5,109	$22,315	$69,885	$(145)	$(155)	$9	$226	$5,291	$32	$132,366

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows

In millions of Mexican pesos

	For the quarters ended March 31,
	2019	2018
Net income	$5,291	$4,727
Adjustment for line items that do not require cash flows-
Result from valuation associated to operating activities	(350)	(979)
Depreciation of property, furniture and fixtures	318	256
Amortization of intangible assets	560	439
Current and deferred income taxes	1,791	1,272
Provisions	92	142
Share-based payments	50	783
Deferred employee profit sharing	(2)	3
Amortization of transaction costs from debt issuance	4	3
	2,463	1,919
Operating activities
Net (increase) / decrease:
Margin accounts	168	(104)
Investment in securities	77,440	45,553
Debtors under sale and repurchase agreements	(25,886)	(33,028)
Derivatives (asset)	26,817	30,734
Loan portfolio (net)	(8,772)	(13,787)
Accrued income receivable from securitization transactions	14	(1)
Foreclosed assets	29	17
Other operating assets	10,160	2,853
Deposits	11,763	19,006
Bank and other loans	491	(796)
Creditors under sale and repurchase agreements	(35,234)	(9,064)
Collateral sold or pledged as guarantee	(6,533)	1,952
Derivatives (liability)	(27,024)	(29,935)
Issuance of subordinated liabilities	(1,477)	-
Other operating liabilities	(23,716)	(11,171)
Payments of income taxes	(1,469)	(3,683)
Net cash provided by operating activities	4,525	5,192
Investing activities
Proceeds from disposal of property, furniture and fixtures	2	5
Payments for acquisition of property, furniture and fixtures	(445)	(121)
Payments for acquisition of intangible assets	(318)	(472)
Proceeds from sale of shares by corporate restructure	-	1,175
Payments for acquisition of subsidiaries	-	(1,020)
Proceeds from sale of the Custody business	-	764
Net cash used in investing activities	(761)	331
Financing activities
Cash payment of dividends	-	(1,822)
Purchase of own shares	96	(270)
Paid interests on Subordinated Additional Tier I Capital Notes	(150)	(146)
Net cash used in financing activities	(54)	(2,238)

	For the quarters ended March 31,
	2019	2018
Net increase (decrease) in funds available	3,710	3,285
Adjustment to funds available for changes in exchange rate	(181)	(1,557)
Funds available at the beginning of the period	70,151	87,409
Funds available at the end of the period	$73,680	$89,137

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Amounts in millions of Mexican pesos

Note 1 - Activity and economic and regulatory environment

Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A. de C.V. (the “Financial Group”), which holds 99.99% of its common stock, which is a subsidiary of Banco Santander, S.A. in Spain (Banco Santander (Spain)). The Bank and its subsidiaries (the “Institution”) is regulated by, among others, the Credit Institutions Law and the General Provisions issued by the Mexican National Banking and Securities Commission (the “Commission”) and Banco de México (the “Central Bank”). The Institution’s corporate purpose is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, acceptance of loans, granting of loans, trading of securities and the execution of trust contracts.

During the quarter period ended March 31, 2019, the macroeconomic indicators have been stable, with inflation of 0.44%, estimated GDP annual growth of 1.7% and appreciation of the Mexican peso with respect to the U.S. dollar of 1.4%.

Events after the reporting period

a)	Issuance of debt instruments

On April 8, 2019, the Bank issued debt securities denominated unsecured notes with the following characteristics: i) $2,300 with a 1,092-day maturity that will bear interest at an interest rate of 28 day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) plus 0.10% (interest will be paid every 28 days) and ii) $4,600 with a 2,548-day maturity that will bear interest at an interest rate of 8.95% (interest will be paid every 182 days).

b)	Public acquisition offer

Banco Santander (Spain) announced its intention of making a public acquisition offer to acquire up to approximately 25% of the shares of the Bank, which are owned by investors other than Banco Santander (Spain). The investors which accept the offering will obtain 0.337 of shares of Banco Santander (Spain) for each share of the Bank and 1,685 American Depositary Shares (ADS) of Banco Santander (Spain) for each ADS of the Bank. It is expected to make the offering and settle the exchange of shares during the second half-year of 2019.

No additional significant events occurred from April 1, 2019 to the date on which these unaudited condensed consolidated interim financial statements were authorized for issue.

Note 2 - Basis of presentation of the unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements were prepared and are presented in accordance with the Accounting Criteria established by the Commission, which incorporate on a supplemental basis, the accounting and reporting requirements set forth in the Mexican Financial Reporting Standard (“MFRS” or “NIF” by its Spanish acronym), B-9, Interim Financial Information (“NIF B-9”) as issued by the Mexican Board of Financial Reporting Standards (“CINIF”). The results of the quarters are not necessarily indicative of the results for the full year. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Institution and the respective notes for the year ended December 31, 2018 as issued on March 14, 2019.

The issuance of these unaudited condensed consolidated interim financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director and by the Board of Directors Bank on April 25, 2019. These unaudited condensed consolidated interim financial statements are pending the

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

Note 3 - Explanation for translation into English

The accompanying unaudited condensed consolidated interim financial statements have been translated from Spanish into English for use outside of México. Certain accounting practices applied by the Institution may not conform to accounting principles generally accepted in the country of use.

Note 4 - Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these unaudited condensed consolidated interim financial statements as were applied in the preparation of the Institution’s financial statements for the year ended December 31, 2018.

a.	Monetary unit of the financial statements

These unaudited condensed consolidated interim financial statements and notes as of March 31, 2019 and 2018 and for the year ended December 31, 2018, include balances and transactions in Mexican pesos of different purchasing power.

b.	Consolidation

The accompanying unaudited condensed consolidated interim financial statements include those of the Bank and its subsidiaries mentioned below. All balances and transactions among the Bank and its subsidiaries have been eliminated.

Below is a breakdown of the consolidated subsidiaries and the Bank’s equity percentage as of March 31, 2019:

Equity percentage
Santander Consumo, S.A. de C.V., SOFOM E. R. (Santander Consumo)	99.99%
Santander Vivienda, S.A. de C.V., SOFOM E. R. (Santander Vivienda)	99.99%
Santander Inclusión Financiera, S.A. de C.V., SOFOM, E. R.	99.99%
Centro de Capacitación Santander, A. C.	99.99%
Fideicomiso 100740, Banco Santander México, S. A.	99.99%
Fideicomiso GFSSLPT, Banco Santander México, S. A.	89.14%
Santander Servicios Corporativos, S.A. de C.V.	99.99%
Santander Servicios Especializados, S.A. de C.V.	99.99%
Santander Tecnología México, S.A. de C.V.	99.99%

During the quarter ended as of March 31, 2019, no changes have occurred in the method and in the scope of consolidation.

c.	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, if any, held in the year.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Accordingly, basic earnings per share for the quarter ended March 31, 2019 and 2018 were determined as follows:

	March 31, 2019	March 31, 2018
Net income	5,291	4,727
Net income attributable to controlling interest	5,291	4,727
Weighted average number of shares outstanding	6,772,748,542	6,777,337,202
Basic earnings per share (pesos)	0.78	0.70

In calculating diluted earnings per share, the amount of net income before non-controlling interest and the weighted average number of shares issued, excluding the average number of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares.

Accordingly, diluted earnings per share for the quarter ended March 31, 2019 and 2018 were determined as follows:

	March 31, 2019	March 31, 2018
Net income	5,291	4,727
Net income attributable to controlling interest	5,291	4,727
Weighted average number of shares outstanding	6,772,748,542	6,777,337,202
Dilutive effect of rights on shares	14,245,815	9,657,155
Adjusted number of shares	6,786,994,357	6,786,994,357
Diluted earnings per share (pesos)	0.78	0.70

Changes in accounting policies applicable in 2019

Changes in Accounting Criteria issued by the Commission

Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

On December 27, 2017, certain amendments were published in the Federal Official Gazette (DOF by its Spanish acronym) to the Accounting Criteria issued by the Commission. These Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses in the income statement of the allowance for loan losses, as well as to recognize the recovery of credits previously written-off against the heading “Allowance for loan losses” of the income statement in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

This amendment is mandatory on January 1, 2019.

Changes in the NIF issued by the CINIF

Improvements to NIF 2019

Starting January 1, 2019, the Bank prospectively adopted the following Improvements to the NIF, which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the NIF did not have a significant impact on the financial information presented by the Bank.

NIF C-6, Property, plant and equipment

NIF C-6 establishes that the assets delivered or, if applicable, the assets received in an exchange of assets must be valued at their fair value. Entity must determine such valuation of fair value according to NIF B-17, Determination of fair value.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

NIF C-14, Transfer and derecognition of financial assets

Drafting amendment are made on the transfer of risks and benefits for greater clarity.

NIF D-3, Employee benefits

A transfer of personnel between entities with recognition of seniority implies for the entity that receives the staff the recognition of a retroactive effect of a Modification to the Plan for the introduction of a new plan. For the entity that transfers implies an Early Settlement of Obligations. In the consolidated financial statements, the effects of the transfers between entities of the group are eliminated, unless the benefits are changed at the time of the transfer.

A transfer of personnel between entities under common control with recognition of seniority involves recognizing in the stand alone financial statements of the entity that receives the staff a retroactive effect of a Modification to the Plan equivalent to an introduction of a new plan and for the entity that transfer implies an Early Settlement of Obligations. In the consolidated financial statements, the transfer of personnel has no effect, unless the benefits are changed at the time of the transfer.

The interest rate used to discount post-employment benefit obligations (funded or not funded) must be an interest rate without or with very low credit risk, such as the interest rate of government bonds and the interest rate of high quality corporate bonds in absolute terms in a deep market, respectively. The chosen interest rate should be used consistently over time. The currency and term of the bonds utilized to obtain the discount rate must be consistent with the currency and the estimated term for the payment of the Defined Benefit Obligation (DBO). The entity must justify the use of a certain interest rate and, in the case of a change of the discount rate, must justify this fact. Any effect on the present value of the labor liability from a change in the discount rate (from government bonds to corporate bonds or vice versa) should be considered as a change in accounting estimate and recognized prospectively, when this occurs, in the income statement of the period based on the provisions of NIF B-1, Accounting changes and error corrections.

The Labor Cost of Past Services is the increase or decrease in the DBO for services rendered by employees in previous periods, from:

a)	A Modification to the Plan that, in turn, includes the retroactive effect of benefits to employees by:

i. Introduction of a new benefit plan,
ii. Benefits assumed by the transfer of employees,
iii. Withdrawal of a benefit plan, or
iv. Subsequent changes in benefits payable in an established benefit plan; and

b)	Personnel Reduction

A Modification to the Plan occurs when an entity introduces a previously non-existent plan, withdraws or changes the benefits of a defined benefit plan and a Personnel Reduction occurs when an entity significantly reduces the obligation for a reduction in the number of employees covered by the plan (it may arise from an isolated event, such as the closure of a plant or the discontinuance of an operation); this generates a Labor Cost of Past Services that is equivalent to the difference between the current DBO and the previous DBO, including, in the case of Personnel Reduction, the payments made by the entity, which corresponds to the increase or decrease in the obligation due to the retroactive effect of previous services on the benefits to employees when performing a Modification to the Plan or Personnel Reduction.

Note 5 - Investment in securities

Trading securities - As of March 31, 2019 and December 31, 2018, trading securities were as follows:

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	March 31, 2019
	Acquisition cost	Accrued interests	Gain (Loss)	Total
Debt instruments:
Government securities:
Federal Treasury Securities (CETES)	$4,367	$-	$1	$4,368
United Mexican States Bonds (UMS)	41	-	(1)	40
US Government Treasury Bills (TBILL)	5,810	23	(1)	5,832
Federal Mexican Government Development Bonds (BONDES)	14,673	39	375	15,087
M Bonds	23,428	405	52	23,885
Mexican Bank Saving Protection Bonds (BPATS)	12,509	235	4	12,748
Federal Mexican Government Development Bonds
in UDIS (UDIBONDS)	8,936	90	16	9,042
Private bank-issued securities:
Certificates of Deposit (CEDES)	8,775	15	(2)	8,788
Unsecured bonds	982	5	-	987
Private securities:
Unsecured bonds	42	-	(42)	-
Capital market instruments:
Shares listed in stock exchanges	1,073	-	109	1,182
Investments in investment funds	1,069	-	9	1,078
Value date transactions (not settled):
Government securities:
Federal Treasury Securities (CETES)	(1,057)	-	1	(1,056)
M Bonds	(3,633)	-	7	(3,626)
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	(791)	-	-	(791)
Federal Mexican Government Development Bonds (BONDES)	25	-	-	25
Shares listed in stock exchanges	(76)	-	-	(76)
Total trading securities	$76,173	$812	$528	$77,513

	December 31, 2018
	Acquisition cost	Accrued interests	Gain (Loss)	Total
Debt instruments:
Government securities:
Federal Treasury Securities (CETES)	$15,483	$-	$(6)	$15,477
United Mexican States Bonds (UMS)	41	1	(2)	40
US Government Treasury Bills (TBILL)	1,472	-	-	1,472
Federal Mexican Government Development Bonds (BONDES)	20,284	49	577	20,910
M Bonds	25,165	124	93	25,382
Mexican Bank Saving Protection Bonds (BPATS)	28,354	660	(6)	29,008
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	9,728	16	30	9,774

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	December 31, 2018
	Acquisition cost	Accrued interests	Gain (Loss)	Total
Private bank-issued securities:
Certificates of Deposit (CEDES)	5,000	13	-	5,013
Unsecured bonds	982	3	-	985
Private securities:
Unsecured bonds	57	-	(42)	15
Capital market instruments:
Shares listed in stock exchanges	1,287	-	29	1,316
Investments in investment funds	1,023	-	10	1,033
Value date transactions (not settled):
Government securities:
Federal Treasury Securities (CETES)	(1,888)	-	1	(1,887)
M Bonds	2,396	-	6	2,402
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	752	-	(2)	750
Mexican Bank Saving Protection Bonds (BPATS)	201	-	-	201
Total trading securities	$110,337	$866	$688	$111,891

As of March 31, 2019 and December 31, 2018, the investment in CETES, M Bonds, UDIBONDS, BPATS and shares listed in stock exchanges includes the amount of $23,569 and $29,068, respectively, which refers to the collateral provided for securities loan transactions in which the lender is the Central Bank and other institutions, which was classified as restricted under the heading “Trading securities” in the unaudited condensed consolidated balance sheet.

	March 31, 2019		December 31, 2018
Asset guarantee	Loan term in days	Amount	Loan term in days	Amount
Central bank:
M Bonds	2	$12,433	2	$19,277
UDIBONDS	2	4,114	2	8,542
BPATS	2	4,989		-
		21,536		27,819
Other institutions:
CETES	-	-	7	290
Shares listed in stock exchanges	-	-	7 and 28	959
M Bonds	14	2,033	-	-
		2,033	-	1,249
		$23,569		$29,068

As of March 31, 2019 and December 31, 2018, the related liability of $24,006 and $30,539, respectively, is recorded under the heading of “Collateral sold or pledged as guarantee” in the unaudited condensed consolidated balance sheet which corresponds the obligation to restore the value of collateral as follows:

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	March 31, 2019		December 31, 2018
	Loan term in days	Amount	Loan term in days	Amount
Sale and repurchase agreements:
Other institutions:
UDIBONDS	3	$912	2	$2,301
Subtotal		912		2,301
Securities loan transactions:
Central bank:
CETES	2	8,494	2	8,703
M Bonds	2	11,559	2	17,546
UDIBONDS	2	1,055	2	1,030
		21,108		27,279
Other institutions:
Shares listed in stock exchanges	-	-	7 and 28	959
M Bonds	14	1,986		-
Subtotal		23,094		28,238
Total		$24,006		$30,539

As of March 31, 2019 and December 31, 2018, trading securities include $50,659 and $74,548 respectively that are under sale and repurchase agreements for which reason they are considered as a restricted position.

Securities available for sale - As of March 31, 2019 and December 31, 2018, securities available for sale are comprised as follows:

	March 31, 2019
Debt instruments	Acquisition cost	Accrued interests	Gain (Loss)	Total
Government securities:
M Bonds	$46,962	$722	$(1,169)	$46,515
UMS	59,265	802	1,107	61,174
BPATS	11,250	130	16	11,396
UDIBONDS	8,861	83	(338)	8,606
Foreign government debt securities	19,376	-	(4)	19,372
CETES	1,979	-	(2)	1,977
Private securities:
Unsecured bonds	3,316	70	(120)	3,266
Capital market instruments
Shares listed in stock exchanges	513	-	59	572
Total securities available for sale	$151,522	$1,807	$(451)	$152,878

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	December 31, 2018
Debt instruments	Acquisition cost	Accrued interests	Gain (Loss)	Total
Government securities:
M Bonds	$71,742	$210	$(1,933)	$70,019
UMS	34,263	703	(278)	34,688
BPATS	11,250	251	9	11,510
UDIBONDS	5,546	10	(425)	5,131
Foreign government debt securities	52,052	474	297	52,823
CETES	17,166	-	(20)	17,146
Private securities:
Unsecured bonds	3,345	75	(153)	3,267
Capital market instruments
Shares listed in stock exchanges	513	-	(34)	479
Total securities available for sale	$195,877	$1,723	$(2,537)	$195,063

As of March 31, 2019 and December 31, 2018 of the government and private securities related to M Bonds, UMS, BPATS, UDIBONDS and unsecured bonds, the amounts of $15,035 and $20,082 respectively, are under sale and repurchase agreements for which reason they are classified as restricted positions.

Securities held to maturity - As of March 31, 2019 and December 31, 2018, securities held to maturity were as follows:

	March 31, 2019	December 31, 2018
Government securities:
Special CETES - support program for housing loan debtors	$3,272	$3,208
Reportable Monetary Regulation Bonds (BREMS R)	7,796	7,785
	11,068	10,993
Less:
Reserve for Special CETES	(166)	(166)
Total securities held to maturity	$10,902	$10,827

Note 6 - Sale and repurchase agreements

When the Institution acts as purchaser:

	March 31, 2019
	Debtors under sale and repurchase agreements	Collateral received and sold in repurchase agreements	Net position
Government securities:
BONDES	$10,867	$(6,641)	$4,226
BPATS	67,163	(49,921)	17,242
M Bonds	74,009	(51,795)	22,214
TNOTE	4,809	-	4,809

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	March 31, 2019
	Debtors under sale and repurchase agreements	Collateral received and sold in repurchase agreements	Net position
UDIBONDS	6,003	(6,003)	-
Subtotal	162,851	(114,360)	48,491
Private bank-issued securities:
Unsecured bonds	1,342	(198)	1,144
CEDES	5,129	-	5,129
Subtotal	6,471	(198)	6,273
Private securities:
Unsecured bonds	9,004	-	9,004
Subtotal	9,004	-	9,004
Total	$178,326	$(114,558)	$63,768

	December 31, 2018
	Debtors under sale and repurchase agreements	Collateral received and sold in repurchase agreements	Net position
Government securities:
BONDES	$29,362	$(25,054)	$4,308
CETES	6,268	(6,268)	-
BPATS	43,195	(31,337)	11,858
M Bonds	3,000	(3,000)	-
UMS	13,127	-	13,127
UDIBONDS	4,477	(4,477)	-
Subtotal	99,429	(70,136)	29,293
Private bank-issued securities:
Unsecured bonds	1,816	(399)	1,417
CEDES	4,671	-	4,671
Subtotal	6,487	(399)	6,088
Private securities:
Unsecured bonds	2,500	-	2,500
Subtotal	2,500	-	2,500
Total	$108,416	$(70,535)	$37,881

As of March 31, 2019 and December 31, 2018, the sale and repurchase agreements performed by the Institution, acting as purchaser, were agreed at an average term of 4 days, for both periods.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

When the Institution acts as seller:

	March 31, 2019	December 31, 2018
Government securities:
BONDES	$13,336	$16,281
CETES	4,222	14,969
BPATS	13,448	37,307
M Bonds	19,060	10,759
UDIBONDS	6,566	6,367
BREMS R	-	6,595
UMS	615	1,909
TBILL	1,203	-
Subtotal	58,450	94,187
Private bank-issued securities:
Unsecured bonds	-	693
CEDES	7,005	5,051
Subtotal	7,005	5,744
Private securities:
Unsecured bonds	-	758
Subtotal	-	758
Total	$65,455	$100,689

As of March 31, 2019 and December 31, 2018, the sale and repurchase agreements performed by the Institution, acting as seller, were agreed at an average term of 8 and 6 days, respectively.

Note 7 - Derivatives

As of March 31, 2019 and December 31, 2018, the financial derivatives instruments position is as follows:

	March 31, 2019		December 31, 2018
Asset position	Nominal amount	Asset position	Nominal amount	Asset position
Futures:
Foreign currency futures	$4,045	$7	$2,537	$56
Index futures	43	-	426	2
Forwards:
Foreign currency forwards	227,046	5,169	237,777	7,127
Index forwards	11,778	45	11,770	959
Options:
Foreign currency options	96,640	1,554	87,711	1,236
Interest rate options	136,752	872	132,484	1,611
Index options	2,778	122	2,950	67
Equity securities options	161	3	148	3

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	March 31, 2019		December 31, 2018
Asset position	Nominal amount	Asset position	Nominal amount	Asset position

Swaps:
Interest rate swaps (IRS)	3,014,356	55,081	2,803,464	69,819
Cross currency swaps (CCS)	404,067	65,309	435,698	74,350
Equity swaps	-	-	1,008	69
Total trading	3,897,666	128,162	3,715,973	155,299
Cash flow hedges:
Forwards:
Foreign currency forwards	47,991	2,534	44,057	2,481
Swaps:
IRS	4,000	55	4,000	111
CCS	15,357	4,401	13,608	4,798
Fair value hedges:
Swaps:
IRS	8,187	301	8,415	157
CCS	3,360	159	1,493	45
Total hedging derivatives	78,895	7,450	71,573	7,592
Total	$3,976,561	$135,612	$3,787,546	$162,891

	March 31, 2019		December 31, 2018
Liability position	Nominal amount	Liability position	Nominal amount	Liability position
Futures:
Foreign currency futures	$1,699	$7	$5,735	$56
Index futures	3	-	462	2
Forwards:
Foreign currency forwards	185,437	3,638	232,312	5,723
Index forwards	11,779	43	11,768	958
Options:
Foreign currency options	103,496	1,939	87,616	1,564
Interest rate options	136,014	895	142,477	1,695
Index options	3,746	137	4,004	179
Equity securities options	134	3	117	4
Warrants – Equity and index	136	129	136	123
Swaps:
IRS	2,915,167	53,607	2,795,454	70,204
CCS	397,583	67,442	395,656	74,322
Equity swaps	994	14	-	-
Total trading	3,756,188	127,854	3,675,737	154,830
Cash flow hedges:
Forwards:
Foreign currency forwards	14,092	178	14,041	346

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	March 31, 2019		December 31, 2018
Liability position	Nominal amount	Liability position	Nominal amount	Liability position

Swaps:
CCS	10,240	2,436	10,289	2,911
Fair value hedges:
Swaps:
IRS	6,522	105	1,200	13
CCS	27,451	4,344	28,489	5,106
Total hedging derivatives	58,305	7,063	54,019	8,376
Total	$3,814,493	$134,917	$3,729,756	$163,206

As of March 31, 2019 and December 31, 2018, the guarantees and/or collateral received and delivered for the Over-the-Counter (OTC) derivative financing transactions, which were not transacted on recognized stock markets are as follows:

		Delivered
	Type of collateral	March 31, 2019	December 31, 2018
Other receivables (net)
Foreign financial entities	Cash	$7,459	$8,910
Mexican financial entities	Cash	16,497	20,597
		$23,956	$29,507
Trading securities (restricted)
Mexican financial entities	Government bonds	$2,245	$2,522
Foreign financial entities	Government bonds	2,265	3,712
		$4,510	$6,234
		$28,466	$35,741

		Received
	Type of collateral	March 31, 2019	December 31, 2018
Creditors from collaterals received in cash
Foreign financial entities	Cash	$5,621	$37,192
Mexican financial entities	Cash	22,757	5,288
		$28,378	$42,480
Creditors from margin accounts
Foreign financial entities	Cash	$69	$383
Mexican financial entities	Cash	-	28
		$69	$411

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

		Delivered
	Type of collateral	March 31, 2019	December 31, 2018
Memorandum accounts
Mexican financial entities	Government bonds	$2,820	$4,045
		$2,820	$4,045

Note 8 – Loan portfolio

As of March 31, 2019 and December 31, 2018, the loans portfolio by type of customer and currency are as follows:

	March 31, 2019
	Valued amount
Loan type	Mexican pesos	US dollars	UDIS	Euros and Pound Sterling	Total
Performing loan portfolio:
Commercial loans:	$359,905	$65,515	$1,891	$3,260	$430,571
Commercial or business activity loans	290,943	57,704	-	3,260	351,907
Financial entities loans	14,388	1,523	-	-	15,911
Government entities loans	54,574	6,288	1,891	-	62,753
Consumer loans	107,959	-	-	-	107,959
Mortgage loans:	134,747	569	2,504	-	137,820
Medium and residential	119,968	569	2,504	-	123,041
Social interest	49	-	-	-	49
Loans acquired from INFONAVIT and FOVISSSTE	14,730	-	-	-	14,730
	602,611	66,084	4,395	3,260	676,350
Non-performing loan portfolio:
Commercial loans:	3,700	1,723	-	-	5,423
Commercial or business activity loans	3,700	1,723	-	-	5,423
Consumer loans	4,091	-	-	-	4,091
Mortgage loans:	5,029	110	223	-	5,362
Medium and residential	3,645	110	223	-	3,978
Social interest	5	-	-	-	5
Loans acquired from INFONAVIT and FOVISSSTE	1,379	-	-	-	1,379
	12,820	1,833	223	-	14,876
Total	$615,431	$67,917	$4,618	$3,260	$691,226

	December 31, 2018
	Valued amount
Loan type	Mexican pesos	US dollars	UDIS	Euros and Pound Sterling	Total
Performing loan portfolio:
Commercial loans:	$353,792	$65,491	$2,045	$3,382	$424,710
Commercial or business activity loans	281,224	60,336	-	3,382	344,942

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

December 31, 2018
Valued amount
Loan type	Mexican pesos	US dollars	UDIS	Euros and Pound Sterling	Total
Financial entities loans	19,021	1,200	-	-	20,221
Government entities loans	53,547	3,955	2,045	-	59,547
Consumer loans	106,576	-	-	-	106,576
Mortgage loans:	132,280	622	2,573	-	135,475
Medium and residential	117,364	622	2,573	-	120,559
Social interest	55	-	-	-	55
Loans acquired from INFONAVIT and FOVISSSTE	14,861	-	-	-	14,861
	592,648	66,113	4,618	3,382	666,761
Non-performing loan portfolio:
Commercial loans:	3,325	2,327	-	-	5,652
Commercial or business activity loans	3,318	2,327	-	-	5,645
Financial entities loans	7	-	-	-	7
Consumer loans	4,261	-	-	-	4,261
Mortgage loans:	5,621	112	441	-	6,174
Medium and residential	4,364	112	441	-	4,917
Social interest	12	-	-	-	12
Loans acquired from INFONAVIT and FOVISSSTE	1,245	-	-	-	1,245
	13,207	2,439	441	-	16,087
Total	$605,855	$68,552	$5,059	$3,382	$682,848

During the quarter ended March 31, 2019, the average placement interest rate was 13.65% and 4.82% for loans denominated in Mexican pesos and foreign currency (mainly US dollars and Euros), respectively, and during 2018, this rate was 13.54% and 4.24% for loans denominated in Mexican pesos and foreign currency (mainly US dollars and Euros), respectively.

As of March 31, 2019 and December 31, 2018, the valuation (fair value) of the loan portfolio hedged with derivative financial instruments was $77 and $6, respectively.

Loans to related parties

As of March 31, 2019 and December 31, 2018, loans have been granted to related parties per article 73 of the Law on Credit Institutions amounting to $100,146 and $101,746, respectively, which were approved by the Board of Directors. As of March 31, 2019 and December 31, 2018, these amounts include a loan granted to Santander Consumo for $41,021 and $43,800, respectively and a loan granted to Santander Vivienda for $35,007 and $32,686, respectively. These loans were eliminated from the unaudited condensed consolidated balance sheet for consolidation purposes.

Available lines of credit under credit card loans

As of March 31, 2019 and December 31, 2018, authorized available lines of credit under credit card loans amounts to $231,994 and $238,273, respectively.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Government entities loans

As of March 31, 2019 and December 31, 2018, loans granted to the Government entities, were as follows:

	March 31, 2019	December 31, 2018
Unsecured loans	$61,627	$58,278
General loans	573	594
Restructured loans	256	261
Discounted portfolio loans	301	419
	62,757	59,552
Advanced interest payments	(4)	(5)
Total	$62,753	$59,547

As of March 31, 2019, aging of non-performing portfolio is as follows:

	Period
Loan type	From 1 to 180 days	From 181 to 365 days	From 365 days to 2 years	Total
Commercial or business activity loans	$2,987	$390	$2,046	$5,423
Consumer loans	4,042	32	17	4,091
Mortgage loans:	2,351	1,114	1,897	5,362
Medium and residential	970	1,113	1,895	3,978
Social interest	2	1	2	5
Loans acquired from INFONAVIT and FOVISSSTE	1,379	-	-	1,379
	$9,380	$1,536	$3,960	$14,876

As of December 31, 2018, aging of non-performing portfolio is as follows:

	Period
Loan type	From 1 to 180 days	From 181 to 365 days	From 365 days to 2 years	Total
Commercial or business activity loans	$2,754	$1,006	$1,885	$5,645
Financial entities loans	7	-	-	7
Consumer loans	4,138	108	15	4,261
Mortgage loans:	2,185	1,205	2,784	6,174
Medium and residential	938	1,203	2,776	4,917
Social interest	2	2	8	12
Loans acquired from INFONAVIT and FOVISSSTE	1,245	-	-	1,245
	$9,084	$2,319	$4,684	$16,087

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

For the quarters ended March 31, 2019 and March 31, 2018, interests generated on the loan portfolio of the Institution were as follows:

	For the quarter ended March 31, 2019	For the quarter ended March 31, 2018
Commercial or business activity loans	$9,420	$7,946
Financial entities loans	319	310
Government entities loans	1,375	1,039
Consumer loans	3,521	3,190
Mortgage loans	3,471	3,311
	18,106	15,796
Credit card loans	3,514	3,180
Total	$21,620	$18,976

Assignment of loan portfolio

In January 2019, the Institution sold a mortgage written off loan portfolio. The sales price for the transaction was $353, generating a gain of $353, which was recorded in the consolidated statement of income under the heading “Provisions for loan losses” as loans recoveries.

In March 2018, the Institution sold a mortgage written off loan portfolio. The sales price for the transaction was $157, generating a gain of $157, which was recorded in the consolidated statement of income under the heading “Other operating income (net)” as loans recoveries.

In March 2018, the Institution entered into a four onerous assignment of loans portfolios related to the commercial loan portfolio, whose book value at the date of assignment was $455. The amount received for the transaction was $448, generating a loss of $7, which was recorded in the consolidated statement of income under the heading “Other operating income (net)”.

Note 9 – Allowance for loan losses

As of March 31, 2019 and December 31, 2018, the allowance for loan losses was $20,836 and $21,100, respectively, and was comprised as follows:

March 31, 2019	Performing loan portfolio	Non-performing loan portfolio	Allowance for loan losses

Commercial loans	$3,440	$3,556	$6,996
Mortgage loans	884	1,164	2,048
Consumer loans	8,829	2,963	11,792
Total	$13,153	$7,683	$20,836

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

December 31, 2018	Performing loan portfolio	Non-performing loan portfolio	Allowance for loan losses
Commercial loans	$3,295	$3,528	$6,823
Mortgage loans	1,267	1,410	2,677
Consumer loans	8,506	3,094	11,600
Total	$13,068	$8,032	$21,100

As of March 31, 2019 and December 31, 2018, the Institution maintained an allowance for loan losses equivalent to 140% and 131% of the non-performing loan portfolio, respectively.

The allowance for loan losses resulting from the loan portfolio classifications as of March 31, 2019 and December 31, 2018 recorded in the same years, together with the additional allowance required, were classified as follows:

	March 31, 2019		December 31, 2018
Degree of credit risk	Classification of the loan portfolio by risk degree	Allowance for loan losses	Classification of the loan portfolio by risk degree	Allowance for loan losses
A	$633,740	$3,383	$638,366	$3,340
B	95,399	3,548	89,984	3,408
C	28,868	2,865	29,372	2,859
D	10,319	3,668	10,309	3,797
E	9,348	6,082	9,877	5,959
Base classification portfolio	777,674	19,546	777,908	19,363
Less -
Guarantees and credit openings	(85,661)	-	(94,267)	-
Un-accrued financial burden	(612)	-	(616)	-
Interest collected in advance on factoring operations	(175)	-	(177)	-
Loan portfolio	$691,226	-	$682,848	-
Additional reserves		1,290		1,737
Total allowance for loan losses		$20,836		$21,100

Changes in the allowance for loan losses for the quarter ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018

Opening balances	$21,100	$20,051
Provisions (applications) with a charge (credit) to:
Net income	5,483	20,656
Transfer of foreclosed assets	(9)	(65)
Written-off loans	(5,708)	(19,591)
Other	(30)	49
Closing balances	$20,836	$21,100

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 10 - Other receivables (net)

As of March 31, 2019 and December 31, 2018, Other receivables are comprised as follows:

	March 31, 2019	December 31, 2018
Collateral given in cash for transactions performed on OTC markets	$23,956	$29,507
Receivables arising from settlement of transactions	39,604	44,342
Other debtors	7,708	7,025
Employee loans	4,200	4,239
Recoverable taxes	4,495	4,801
	79,963	89,914
Allowance for doubtful accounts	(917)	(825)
Total	$79,046	$89,089

As of March 31, 2019 and December 31, 2018, receivables arising from settlement of transactions are as follows:

	March 31, 2019	December 31, 2018
Foreign currency	$24,150	$33,603
Debt instruments	15,326	6,428
Equity securities	113	1
Derivatives	15	4,310
Total	$39,604	$44,342

Note 11 - Deposits

As of March 31, 2019 and December 31, 2018, deposits by type of currency are as follows:

	Mexican pesos		Foreign currency		Total
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Demand deposits
Non-interest	$212,530	$206,597	$37	$43	$212,567	$206,640
Interest	199,304	194,454	50,570	53,951	249,874	248,405
	411,834	401,051	50,607	53,994	462,441	455,045
Time deposits
Customer deposits	173,135	161,532	20,393	17,446	193,528	178,978
Money market	44,777	57,777	398	511	45,175	58,288
	217,912	219,309	20,791	17,957	238,703	237,266
Credit instruments issued
Banking bonds issued	6,503	5,024	21,353	19,985	27,856	25,009
Unsecured bonds	13,254	13,226	6,400	6,490	19,654	19,716
	19,757	18,250	27,753	26,475	47,510	44,725
Global deposits account
without movements	1,344	1,361	156	140	1,500	1,501
Total	$650,847	$639,971	$99,307	$98,566	$750,154	$738,537

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

As of March 31, 2019 and December 31, 2018, end-of-period funding rates were as follows:

	March 31, 2019		December 31, 2018
	Mexican pesos	Foreign currency	Mexican pesos	Foreign currency
	(%)	(%)	(%)	(%)
Demand deposits -	From 0.398	From 0.01	From 0.398	From 0.01
Checking accounts	to 8.76	to 0.46	to 8.58	to 0.46

Time deposits -	From 0.15	From 0.10	From 0.15	From 0.10
Fixed-term deposits	to 8.70	to 1.30	to 8.64	to 1.30

Note 12 – Credit instruments issued

As of March 31, 2019 and December 31, 2018, the Institution has issued short and long-term debt with a market value of $47,510 and $44,725, respectively, which are comprised as follows:

	Number of securities		Market Value
Instrument	2019	2018	2019	2018	Maturity date	Rate
Certificates of deposits (unsecure)	1,700,000,000	1,700,000,000	$1,700	$1,700	09-Mar-2021	8.91%
Certificates of deposits (unsecure)	4,000,000,000	4,000,000,000	4,000	4,000	14-Jun-2021	Variable rate (TIIE + 38 basis points)
Certificates of deposits (unsecure)	3,000,000,000	3,000,000,000	3,000	3,000	01-Sep-2026	7.19%
Certificates of deposits (unsecure)	6,393,369,925	6,483,540,067	6,393	6,484	10-Feb-2020	Variable rate (LIBOR + 20 basis points)
Certificates of deposits (unsecure)	4,460,971,000	4,460,971,000	4,461	4,461	06-May-2022	Variable rate (TIIE + 15 basis points)
Structured bank bonds	58,250,000	-	58	-	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	52,000,000	-	52	-	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	1,750,000	-	2	-	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	5,000,000	-	5	-	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	51,403,500	61,178,500	51	61	24-May-2021	Variable rate (TIIE)
Structured bank bonds	20,400,000	20,400,000	20	20	12-May-2021	Variable rate (TIIE)
Structured bank bonds	310,518,000	320,618,000	311	321	23-Apr-2021	Variable rate (TIIE)
Structured bank bonds	59,100,000	-	59	-	26-Mar-2021	9.5%
Structured bank bonds	6,100,000	6,100,000	6	6	16-Mar-2021	Variable rate (TIIE)
Structured bank bonds	169,200,000	-	169	-	08-Mar-2021	9.5%
Structured bank bonds	23,110,000	23,110,000	23	23	03-Mar-2021	Index (SXDP)
Structured bank bonds	4,500,000	4,500,000	5	5	03-Mar-2021	Index (SXDP)
Structured bank bonds	47,450,000	47,450,000	47	47	23-Feb-2021	Variable rate (TIIE)
Structured bank bonds	166,150,000	-	166	-	28-Jun-2021	10%
Structured bank bonds	182,080,000	183,830,000	182	184	14-Dec-2020	Index (SXDP)
Structured bank bonds	133,850,000	138,850,000	134	139	23-Nov-2020	Index (SXDP)
Structured bank bonds	221,150,000	237,650,000	221	238	09-Nov-2020	Index (SXDP)
Structured bank bonds	-	51,000,000	-	51	09-Nov-2020	Index (SXDP)
Structured bank bonds	10,000,000	10,000,000	10	10	05-Nov-2020	Variable rate (TIIE)

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	Number of securities		Market Value
Instrument	2019	2018	2019	2018	Maturity date	Rate

Structured bank bonds	423,976,700	498,876,700	424	499	26-Oct-2020	Index (SXDP)
Structured bank bonds	858,021,400	876,771,400	858	877	23-Oct-2020	Variable rate (TIIE)
Structured bank bonds	266,200,000	288,700,000	266	289	02-Jun-2020	Index (Euro SX5E)
Structured bank bonds	50,000,000	-	50	-	27-Mar-2020	5%
Structured bank bonds	19,350,000	-	19	-	27-Mar-2020	5%
Structured bank bonds	134,434,000	-	134	-	25-Mar-2020	Variable rate (TIIE)
Structured bank bonds	139,100,000	-	139	-	23-Mar-2020	Variable rate (TIIE)
Structured bank bonds	16,200,500	16,200,500	16	16	20-Feb-2020	Variable rate (FX)
Structured bank bonds	16,200,500	16,200,500	16	16	20-Feb-2020	Index (Euro SX5E)
Structured bank bonds	37,010,000	37,010,000	37	37	27-Dec-2019	Index (Euro SX7E)
Structured bank bonds	15,000,000	15,000,000	15	15	19-Dec-2019	Index (Euro STOXX 50)
Structured bank bonds	68,615,000	68,615,000	69	69	22-Nov-2019	Index (S&P 500)
Structured bank bonds	175,000,000	175,000,000	175	175	14-Nov-2019	Index (SXDP)
Structured bank bonds	-	20,000,000	-	20	07-Nov-2019	Index (SXDP)
Structured bank bonds	101,000,000	101,000,000	101	101	16-Oct-2019	Index (Euro STOXX 50)
Structured bank bonds	139,050,000	139,050,000	139	139	15-Oct-2019	9.54%
Structured bank bonds	4,550,000	7,350,000	5	7	03-Oct-2019	Index (NKY and SXE)
Structured bank bonds	84,800,000	-	85	-	26-Sep-2019	4.75%
Structured bank bonds	96,360,000	96,360,000	96	96	25-Sep-2019	Variable rate (TIIE)
Structured bank bonds	93,400,000	93,400,000	93	93	04-Sep-2019	Index (IBEX35)
Structured bank bonds	10,000,000	10,000,000	10	10	30-Jul-2019	Index (IPC)
Structured bank bonds	10,000,000	10,000,000	10	10	30-Jul-2019	Index (IPC)
Structured bank bonds	10,000,000	10,000,000	10	10	11-Jul-2019	Index (IPC)
Structured bank bonds	15,000,000	15,000,000	15	15	27-Jun-2019	Index (IPC)
Structured bank bonds	10,000,000	10,000,000	10	10	26-Jun-2019	Variable rate (TIIE)
Structured bank bonds	120,300,000	120,300,000	120	120	24-Jun-2019	Index (IPC)
Structured bank bonds	1,500,000	1,500,000	2	2	06-Jun-2019	Index (IBEX35)
Structured bank bonds	210,693,000	216,444,400	211	216	06-Jun-2019	Index (IBEX35)
Structured bank bonds	27,150,000	27,150,000	27	27	06-Jun-2019	Index (IBEX35)
Structured bank bonds	58,850,000	58,850,000	59	59	06-Jun-2019	Index (IBEX35)
Structured bank bonds	118,900,000	121,900,000	119	122	29-May-2019	Index (S&P and IPC)
Structured bank bonds	20,200,000	20,200,000	20	20	23-May-2019	Index (IBEX35)
Structured bank bonds	181,762,764	184,326,291	182	184	17-May-2019	Index (Euro STOXX 50)
Structured bank bonds	24,094,481	-	24	-	03-May-2019	0.25%
Structured bank bonds	29,640,436	-	30	-	29-Apr-2019	0.25%
Structured bank bonds	193,779,000	-	194	-	29-Apr-2019	8%
Structured bank bonds	49,600,000	49,600,000	50	50	26-Apr-2019	Index (Euro STOXX 50)
Structured bank bonds	113,595,200	113,595,200	114	114	26-Apr-2019	Index (SX7E)
Structured bank bonds	6,205,500	6,205,500	6	6	26-Apr-2019	Index (SX7E)
Structured bank bonds	200,000,000	-	200	-	26-Apr-2019	12%
Structured bank bonds	100,000,000	-	100	-	24-Apr-2019	12%
Structured bank bonds	100,000,000	-	100	-	23-Apr-2019	12%
Structured bank bonds	100,000,000	-	100	-	23-Apr-2019	12%
Structured bank bonds	100,000,000	-	100	-	23-Apr-2019	12%
Structured bank bonds	193,779,000	-	194	-	23-Apr-2019	7%
Structured bank bonds	100,000,000	-	100	-	22-Apr-2019	12%
Structured bank bonds	100,000,000	-	100	-	22-Apr-2019	12%

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	Number of securities		Market Value
Instrument	2019	2018	2019	2018	Maturity date	Rate

Structured bank bonds	11,363,201	-	11	-	22-Apr-2019	0.25%
Structured bank bonds	200,000,000	-	200	-	17-Apr-2019	12%
Structured bank bonds	100,000,000	-	100	-	17-Apr-2019	12%
Structured bank bonds	38,840,000	-	39	-	17-Apr-2019	14%
Structured bank bonds	193,779,000	-	194	-	17-Apr-2019	7.5%
Structured bank bonds	48,444,750	-	48	-	17-Apr-2019	7%
Structured bank bonds	17,000,000	-	17	-	16-Apr-2019	12%
Structured bank bonds	100,000,000	-	100	-	15-Apr-2019	11%
Structured bank bonds	100,000,000	-	100	-	15-Apr-2019	12%
Structured bank bonds	21,850,520	-	22	-	12-Apr-2019	0.25%
Structured bank bonds	21,900,000	-	22	-	11-Apr-2019	12%
Structured bank bonds	10,000,000	-	10	-	10-Apr-2019	12%
Structured bank bonds	25,000,000	-	25	-	10-Apr-2019	12%
Structured bank bonds	290,668,500	-	291	-	10-Apr-2019	8%
Structured bank bonds	58,133,700	-	58	-	09-Apr-2019	5.3%
Structured bank bonds	200,000,000	-	200	-	08-Apr-2019	12%
Structured bank bonds	21,000,000	-	21	-	05-Apr-2019	10%
Structured bank bonds	8,768,500	-	9	-	05-Apr-2019	0.25%
Structured bank bonds	38,755,800	-	39	-	05-Apr-2019	27.6%
Structured bank bonds	5,000,000	-	5	-	04-Apr-2019	9.82%
Structured bank bonds	49,878,715	-	50	-	04-Apr-2019	17.9%
Structured bank bonds	29,066,850	-	29	-	04-Apr-2019	8.9%
Structured bank bonds	55,011,920	-	55	-	04-Apr-2019	12%
Structured bank bonds	19,377,900	-	19	-	04-Apr-2019	4.27%
Structured bank bonds	16,100,000	16,100,000	16	16	03-Apr-2019	Index (NIKKEI 225)
Structured bank bonds	29,066,850	-	29	-	03-Apr-2019	4.1%
Structured bank bonds	38,755,800	-	39	-	02-Apr-2019	9.95%
Structured bank bonds	116,267,400	-	116	-	02-Apr-2019	5.02%
Structured bank bonds	184,090,050	-	184	-	01-Apr-2019	4%
Structured bank bonds	-	9,500,000	-	10	27-Mar-2019	Index (NIKKEI 225)
Structured bank bonds	-	29,300,000	-	29	27-Mar-2019	Index (S&P and IPC)
Structured bank bonds	-	535,455,000	-	535	25-Mar-2019	Index (IPC)
Structured bank bonds	-	19,710,000	-	20	05-Mar-2019	Index (NIKKEI 225)
Structured bank bonds	-	55,500,000	-	56	01-Mar-2019	Index (S&P and IPC)
Structured bank bonds	-	110,000,000	-	110	21-Feb-2019	Index (Euro STOXX 50)
Structured bank bonds	-	10,000,000	-	10	14-Feb-2019	Index (IBEX35)
Structured bank bonds	-	15,000,000	-	15	05-Feb-2019	11%
Structured bank bonds	-	24,711,384	-	25	01-Feb-2019	0.25%
Structured bank bonds	-	16,021,623	-	16	25-Jan-2019	0.25%
Structured bank bonds	-	10,000,000	-	10	18-Jan-2019	12%
Structured bank bonds	-	27,415,389	-	27	18-Jan-2019	0.25%
Structured bank bonds	-	31,931,235	-	32	14-Jan-2019	0.25%
Structured bank bonds	-	58,953,600	-	59	11-Jan-2019	5.81%
Structured bank bonds	-	24,052,000	-	24	10-Jan-2019	12%
Structured bank bonds	-	25,000,000	-	25	10-Jan-2019	12%
Structured bank bonds	-	60,000,000	-	60	10-Jan-2019	Variable rate (FX)
Structured bank bonds	-	10,000,000	-	10	09-Jan-2019	11%

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	Number of securities		Market Value
Instrument	2019	2018	2019	2018	Maturity date	Rate

Structured bank bonds	-	40,000,000	-	40	08-Jan-2019	Variable rate (FX)
Structured bank bonds	-	13,341,200	-	13	04-Jan-2019	0.25%
Structured bank bonds	-	70,000,000	-	70	03-Jan-2019	12.23%
Structured bank bonds	-	39,302,400	-	39	03-Jan-2019	6.34%
Senior notes	19,377,900,000	19,651,200,000	19,378	19,651	09-Nov-2022	4.13%
	47,445,689,362	45,076,296,889	47,445	45,076
Minus -
Issuance costs	(156,431,552)	(169,165,267)	(156)	(169)
Plus Valuation of structured bonds	(208,937,727)	(374,129,559)	(208)	(374)
Accrued interest	429,244,003	191,967,671	429	192
Total	47,509,564,086	44,724,969,734	$47,510	$44,725

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 13 - Bank and other loans

As of March 31, 2019 and as of December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	Total	Total
Demand loans:
Received “call money” transactions	$6,346	$9,717
Loans with foreign banking institutions	46	12
Loans with development banking institutions	74	120
Loans with public fiduciary funds	326	141
Total demand loans	6,792	9,990
Short-term portion:
Loans entered into with foreign Banks	10,922	7,539
Loans from development banking institutions	2,928	3,304
Loans from public fiduciary funds	8,590	8,241
Total short-term loans	22,440	19,084
Long-term portion:
Loans entered into with foreign Banks	20	30
Loans from development banking institutions	21,309	20,900
Loans from public fiduciary funds	7,013	7,079
Total long-term loans	28,342	28,009
Total interbank and other loans	$57,574	$57,083

Note 14 - Creditors from settlement of transactions

As of March 31, 2019 and December 2018, are as follows:

	March 31, 2019	December 31, 2018
Foreign currency	$31,199	$37,931
Debt securities	9,876	8,051
Option contracts	10	2,637
Equity securities	37	1
Total	$41,122	$48,620

Note 15 - Comparative maturities of principal assets and liabilities

The maturities of the significant assets and liabilities held as of March 31, 2019 were as follows:

	6 months	Up to 1 year	1 to 5 years	Over 5 years	Total
Assets:
Funds available	$45,472	$-	$50	$28,158	$73,680
Margin accounts	3,521	-	-	-	3,521
Trading securities	30,476	7,787	25,966	13,284	77,513
Securities available for sale	23,321	49,322	55,569	24,666	152,878
Securities held to maturity	-	-	1,438	9,464	10,902
Debtors under sale and repurchase agreements	63,768	-	-	-	63,768

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	6 months	Up to 1 year	1 to 5 years	Over 5 years	Total
Derivatives	11,839	7,713	51,358	64,702	135,612
Performing loan portfolio	195,958	94,300	261,879	124,213	676,350

Other receivables (net)	71,747	2,778	1,409	3,112	79,046
Total assets	$446,102	$161,900	$397,669	$267,599	$1,273,270

Liabilities:
Demand deposits	$462,441	$-	$-	$-	$462,441
Time deposits	153,197	40,225	676	44,605	238,703
Credit instruments issued	4,968	7,244	32,298	3,000	47,510
Bank and other loans	27,368	1,703	25,406	3,097	57,574
Creditors under sale and repurchase agreements	65,455	-	-	-	65,455
Collateral sold or pledged as guarantee	24,006	-	-	-	24,006
Derivatives	9,632	6,120	66,641	52,524	134,917
Creditors from settlement of transactions	41,122	-	-	-	41,122
Creditors from collaterals received in cash	28,378	-	-	-	28,378
Sundry creditors and other payables	23,077	7,916	627	2,908	34,528
Subordinated liabilities	-	-	-	34,819	34,819
Total liabilities	$839,644	$63,208	$125,648	$140,953	$1,169,453
Assets less liabilities	$(393,542)	$98,692	$272,021	$126,646	$103,817

Note 16 - Related-party transactions and balances

Transactions are carried out among subsidiaries and affiliate companies of the Institution (“related companies”), such as investment, deposits, rendering of services, etc., most of which generate income for one entity and an expense for another. Transactions and balances among consolidating companies were eliminated, while those of unconsolidated entities remain in effect.

As of March 31, 2019 and December 31, 2018, the Institution’s main receivable and payable balances with related parties are as follows:

	March 31, 2019	December31, 2018
Receivable:
Funds available	$1,829	$959
Debtors under sale and repurchase agreements (1)	$5,104	$14,529
Derivatives (asset) (2)	$56,003	$69,187
Performing loan portfolio (3)	$5,909	$5,471
Other receivables, (net) (4)	$7,847	$4,615
Other asset	$1,213	$953
Payable:
Time deposits (5)	$1,362	$2,197
Demand deposits	$1,881	$2,110

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	March 31, 2019	December 31, 2018
Credit instruments issued (6)	$988	$980
Creditors under sale and repurchase agreements	$8,562	$9,287
Derivatives (liability) (2)	$35,267	$37,087
Other payables (7)	$22,205	$33,588
Creditors from settlement of transactions	$6,938	$724
Subordinated liabilities (8)	$27,441	$28,109

The most significant transactions carried out by the Institution with related parties (at face values) for the quarters ended March 31, 2019 and 2018, were as follows:

	March 31, 2019	March 31, 2018
Revenues:
Interest income	$65	$54
Interest of repurchase agreements	$30	$28
Other Income	$49	$22
Expenses:
Interest expense	$686	$907
Administrative and promotional expenses	$262	$159
Technical advisory services	$452	$492
Net gain on financial assets and liabilities	$(9,393)	$(11,325)
Net Commission and fees	$1,439	$1,481

(1)	As of March 31, 2019 and December 31, 2018, transactions with related parties reported in Debtors under sale and repurchase agreements are:

	March 31, 2019		December 31, 2018
	Assets	Liabilities	Assets	Liabilities

Casa de Bolsa Santander, S.A. de C.V.	$296	$8,550	$1,402	$9,270
Banco Santander Spain	4,808	-	13,127	-
Other	-	12	-	17
	$5,104	$8,562	$14,529	$9,287

(2)	As of March 31, 2019 and December 31, 2018, asset and liability transactions with derivative financial instruments are as follows:

	March 31, 2019		December 31, 2018
	Assets	Liabilities	Assets	Liabilities

Banco Santander Spain	$55,986	$35,266	$69,178	$37,082
Other	17	1	9	5
	$56,003	$35,267	$69,187	$37,087

(3)	As of March 31, 2019, it is comprised of loans to Santander Global Technology, S.L. and Santander Capital Structuring, S.A. de C.V., which amount to $1,696 and $1,768, respectively, at an average interest rate of 8.34% and 9.29% respectively.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

As of December 31, 2018, it is comprised of loans to Santander Global Technology, S.L. and Santander Capital Structuring, S.A. de C.V. which amount to $1,745 and $1,296, respectively, at an average interest rate of 6.85% and 11.33%, respectively.

(4)	As of March 31, 2019, other accounts receivable are primarily comprised of:

•	Transactions pending settlement with Banco Santander Spain and Casa de Bolsa Santander, S.A. de C.V. for $5,080 and $1,461 respectively.

•	Commission receivables of $1,087 from Zurich Santander Seguros México, S.A. for the placement of insurance policies through Bank branches and $162 from SAM Asset Management S.A. de C.V. for the placement of investments in investment funds.

As of December 31, 2018, other accounts receivable are primarily comprised of:

•	Commission receivables of $1,108 from Zurich Santander Seguros México, S. A. for the placement of insurance policies through Bank branches and $153 from SAM Asset Management S.A. de C.V. for the placement of investments in investment funds.

(5)	As of March 31, 2019, time deposits are as follows:

Company	Instrument	2019 Amount	Term	Total (%)
Santander Capital Structuring, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	$201	2 days	7.33
Santander Global Facilities, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	619	3 days	7.33
Other	Promissory note	161
		$981

As of December 31, 2018, time deposits are as follows:

Company	Instrument	2018 Amount	Term	Total (%)
Santander Global Technology, S.L.	Time deposit (Mexican pesos and US dollars)	$377	2 days	6.87
Santander Capital Structuring, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	355	2 days	6.75
Santander Global Facilities, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	324	3 days	7.33
Other	Promissory note	342
		$1,398

(6)	As of March 31, 2019 and December 31, 2018, Banco Santander Spain has an investment in credit securities issued by the Institution with the following characteristics:

Series	Amount	Term (years)	Rate (%)
2019
BSANTM	$965	4	4.125
Total	$965

Series	Amount	Term (years)	Rate (%)
2018
BSANTM	$969	4	4.125
Total	$969

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

(7)	As of March 31, 2019 and December 31, 2018, other accounts payable is comprised of:

	March 31, 2019	December 31, 2018
Guarantees on derivatives transactions:
Banco Santander (Spain)	$21,091	$32,949

(8)	As of March 31, 2019, Banco Santander Spain, maintains an investment in subordinated liabilities issued by the Bank with the following characteristics:

	Amount	Term (years)	Rate (%)
Subordinated liabilities	$18,894	10	5.95
Subordinated Additional Tier I Capital Notes	8,547	31	8.5
Total	$27,441

As of December 31, 2018, Banco Santander Spain, maintains an investment in subordinated liabilities issued by the Bank with the following characteristics:

	Amount	Term (years)	Rate (%)
Subordinated liabilities	$19,441	10	5.95
Subordinated Additional Tier I Capital Notes	8,668	31	8.5
Total	$28,109

The Institution entered into professional services contracts with Santander Tecnología México and Santander Global Technology, S.L., which provide systems development and operation services, among others. Similarly, the Institution acquired software developed by Santander Tecnología México and Santander Global Technology, S.L., for $628 and $1,474 for the periods ended March 31, 2019 and December 31, 2018, respectively.

Management believes that transactions with related parties are performed according to the prices and payment amounts that would be utilized with or between independent parties for comparable transactions.

Note 17 - Income taxes

The Income Tax Law (“LISR”) establishes that the applicable Income Tax (“ISR”) rate for 2014 and subsequent years is 30% of taxable income.

ISR is calculated considering certain effects of inflation, such as depreciation calculated according to values at constant prices. In addition, the effect of inflation on certain monetary assets and liabilities is accrued or deducted for the purpose of determining taxable income.

Tax reviews and issues

As of March 31, 2019 and December 31, 2018, the Management of the Institution does not report any contingency on revisions and fiscal matters.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 18 - Stockholders’ equity

As of March 31, 2019 and December 31, 2018, capital stock, at nominal value, was as follows:

	Number of shares
	March 31,2019	December 31, 2018	March 31, 2019	December 31, 2018
Subscribed capital
Fixed capital -
Series “F” shares	3,464,309,145	3,464,309,145	$13,098	$13,098
Series “B” shares	3,322,685,212	3,322,685,212	12,562	12,562
	6,786,994,357	6,786,994,357	25,660	25,660
Unsubscribed capital
Fixed capital -
Series “F” shares	331,811,068	331,811,068	-	-
Series “B” shares	318,188,932	318,188,932	-	-
	650,000,000	650,000,000	-	-
Total	7,436,994,357	7,436,994,357	$25,660	$25,660

Note 19 - Contingencies

As of March 31, 2019 and December 31, 2018, the Institution was the defendant in various legal proceedings and claims arising in the ordinary course of business. While this situation represents contingent liabilities, according to the Institution’s Management and their legal, tax and labor lawyers, in the event of an unfavorable final decision, they do not expect any significant effect on the consolidated financial statements.

IPAB Indemnity

As of March 31, 2019 and December 31, 2018, the amount of the maximum contingencies related to the lawsuits that are covered by the IPAB, without considering those undetermined, is $368, for both periods.

Legal contingencies

As of March 31, 2019 and December 31, 2018, as a result of its business activities (without considering contingencies covered by the IPAB), the Institution has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, Management and its internal and external legal, tax and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome.

As of March 31, 2019 and December 31, 2018, the Institution has recorded contingency reserves for the amounts of $1,315 and $1,301, respectively, that have been included under the heading “Sundry creditors and other accounts payable” of the unaudited condensed consolidated balance sheet, which, based on the opinion of its internal and external legal advisors, Management considers to be adequate.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 20 - Financial Margin

For the quarters ended March 31, 2019 and March 31, 2018, the financial margin were as follows:

	March 31, 2019
	Amounts
	Mexican pesos	US dollars	Total
Interest income:
Interest and yield on loan portfolio	$17,250	$856	$18,106
Interest and yield on loan portfolio related to credit card transactions	3,514	-	3,514
Interest and yield of securities	4,371	263	4,634
Interest and yield of funds available	649	210	859
Interest and yield of sale and repurchase agreements and securities loans	3,220	-	3,220
Interest and yield of margin accounts	190	118	308
Commissions collected on loan originations	132	-	132
Total interest income	29,326	1,447	30,773
Interest expense:
Interest from demand deposits	(3,004)	(9)	(3,013)
Interest from time deposits	(4,043)	(259)	(4,302)
Interest on bank and other loans	(917)	(95)	(1,012)
Interest from credit instruments issued	(417)	(268)	(685)
Interest from subordinated debt	-	(436)	(436)
Interest and premium of sale and repurchase agreements and securities loans	(4,876)	-	(4,876)
Total interest expense	(13,257)	(1,067)	(14,324)
Financial margin	$16,069	$380	$16,449

	March 31, 2018
	Amounts
	Mexican pesos	US dollars	Total
Interest income:
Interest and yield on loan portfolio	$15,096	$700	$15,796
Interest and yield on loan portfolio related to credit card transactions	3,180	-	3,180
Interest and yield of securities	4,142	197	4,339
Interest and yield of funds available	594	109	703
Interest and yield of sale and repurchase agreements and securities loans	1,523	-	1,523
Interest and yield of margin accounts	222	74	296
Commissions collected on loan originations	151	-	151
Total interest income	24,908	1,080	25,988
Interest expense:
Interest from demand deposits	(2,376)	(6)	(2,382)
Interest from time deposits	(3,170)	(166)	(3,336)
Interest on bank and other loans	(841)	(33)	(874)
Interest from credit instruments issued	(459)	(219)	(678)

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

	March 31, 2018
	Amounts
	Mexican pesos	US dollars	Total

Interest from subordinated debt	-	(429)	(429)
Interest and premium of sale and repurchase agreements and securities loans	(3,674)	-	(3,674)
Total interest expense	(10,520)	(853)	(11,373)
Financial margin	$14,388	$227	$14,615

Note 21 - Commission and fee income

For the quarters ended March 31, 2019 and March 31, 2018, Commission and fee income are comprised as follows:

Description	March 31, 2019	March 31, 2018
Debit and credit card	$2,262	$1,922
Account management	307	296
Collection services	750	697
Insurance	1,160	1,028
Investment funds	370	394
Financial advice and public offers	356	294
Purchase-sale of securities and money market transactions	189	111
Checks trading	63	61
Foreign trade	318	325
Other	241	362
	$6,016	$5,490

Note 22 - Commission and fee expense

For the quarters ended March 31, 2019 and March 31, 2018, Commission and fee expense are comprised as follows:

Description	March 31, 2019	March 31, 2018
Debit and credit card	$(922)	$(816)
Insurance	(23)	(29)
Financial advice and public offers	(11)	(1)
Purchase-sale of securities and money market transaction	(28)	(40)
Checks trading	(8)	(8)
Other	(598)	(527)
	$(1,590)	$(1,421)

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 23 - Net gain on financial assets and liabilities

For the quarters ended March 31, 2019 and March 31, 2018, the main items comprising the Net gain on financial assets and liabilities are as follows:

	March 31, 2019	March 31, 2018
Valuation result
Foreign exchange	$23	$(12)
Derivatives	2,545	2,667
Equity shares	80	86
Debt instruments	(47)	(1,139)
	2,601	1,602
Purchase-sale result
Foreign exchange	198	279
Derivatives	(3,003)	(1,922)
Equity shares	47	126
Debt instruments	489	203
	(2,269)	(1,314)
Total	$332	$288

Note 24 - Other operating income (net)

For the quarters ended March 31, 2019 and March 31, 2018, Other operating income (net) are as follows:

	March 31, 2019	March 31. 2018
Recovery of previously written-off loans (*)	$-	$813
Cancellation of liabilities and reserves	89	122
Technical advisory services	20	4
Interest on personnel loans	73	70
Loss on loan portfolio sale	-	(7)
Write-offs	(310)	(363)
Premiums paid on guarantees for SMEs loans portfolio	(183)	(117)
Legal expenses and loan portfolio recovery costs	(253)	(249)
Provision for legal and tax contingencies	(68)	(136)
Allowance for losses on foreclosed assets	(40)	(27)
Gain on sale of foreclosed assets	31	15
Others	90	67
Total	$(551)	$192

(*)	As mentioned in Note 4 of these unaudited condensed consolidated financial statements, since January 1, 2019, the Bank cancelled the surpluses in the income statement of the allowance for loan losses, as well as recognized the recovery of loans previously written-off against the heading “Allowance for loan losses” of the consolidated income statement; the amount of recovery of loans previously written-off is $1,164.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 25 - Administrative and promotional expenses

For the quarters ended March 31, 2019 and March 31, 2018, Administrative and promotional expenses are as follows:

	March 31, 2019	March 31, 2018
Salaries and employee benefits	$3,865	$3,617
Credit cards	78	71
Professional fees	89	236
Rents	597	589
Advertising and communications	251	219
Taxes other than income tax	484	424
Information technology	939	709
Depreciation and amortization	878	695
IPAB contributions	812	742
Securities transportation expenses	323	235
Others	940	681
Total	$9,256	$8,218

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 26 - Information by segments

As of March 31, 2019 and March 31, 2018, the Institution provides integrated financial services to its clients, which include banking and credit operations, brokerage services and fund management for retirement pensions.

The main segment information for the quarter ended March 31, 2019, is as follows:

	March 31, 2019
	Segments
	Commercial Bank	Corporate and Investment Banking	Corporate Activities	Total Institution
Financial margin	14,077	2,185	187	16,449
Provisions for loan losses	(4,392)	74	-	(4,318)
Financial margin after provisions for loan losses	9,685	2,259	187	12,131
Net commissions and fees	4,022	400	4	4,426
Net gain on financial assets and liabilities	322	(16)	26	332
Other operating income (expense)	(521)	-	(30)	(551)
Administrative and promotional expenses	(8,118)	(1,098)	(40)	(9,256)
Operating income	5,390	1,545	147	7,082
Results of other long-term investment in shares	-	-	-	-
Income before income taxes	5,390	1,545	147	7,082
Incurred and deferred income taxes	(1,617)	(464)	290	(1,791)
Net income attributable to controlling interest	3,773	1,081	437	5,291

The main segment information for the quarter ended March 31, 2018, is as follows:

	March 31, 2018
	Segments
	Commercial Bank	Corporate and Investment Banking	Corporate Activities	Total Institution
Financial margin	$12,507	$1,687	$421	$14,615
Provisions for loan losses	(4,692)	(254)	-	(4,946)
Financial margin after provisions for loan losses	7,815	1,433	421	9,669
Net commissions and fees	3,672	394	3	4,069
Net gain on financial assets and liabilities	260	4	24	288
Other operating income (expense)	321	(6)	(123)	192
Administrative and promotional expenses	(7,067)	(973)	(178)	(8,218)
Operating income	5,001	852	147	6,000
Results of other long-term investment in shares	-	-	-	-
Income before income taxes	5,001	852	147	6,000
Incurred and deferred income taxes	(1,500)	(256)	483	(1,273)
Net income attributable to controlling interest	$3,501	$596	$630	$4,727

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

Note 27 - Comprehensive risk management

Risk management is considered by the Institution as a competitive element of a strategic nature with the ultimate objective of maximizing the value generated for the shareholder. This management is defined, in a conceptual and organizational sense, as an integral treatment of the different risks (market, liquidity, counterpart, operational, legal and technological) assumed by the Institution in the development of its activities.

The Institution’s management of the inherent risk of its operations is essential to understand and determine the behavior of its financial situation and the creation of a value in the long term.

Trading portfolios

To measure risk within a global approach, the Value at Risk (VaR) methodology is followed. The VaR is defined as the statistical estimate of the potential loss of value of a specific position, in a certain period of time and with a certain level of confidence. The VaR provides a universal measure of the level of exposure of different risk portfolios, allows the comparison of the level of risk assumed between different instruments and markets, expressing the level of each portfolio through a single figure in economic units. A more comprehensive explanation of this methodology is included in Note 39 to the Institution’s audited consolidated financial statements as of December 31, 2018.

The VaR corresponding to the closing of the first quarter of 2019 was:

	March 31, 2019
	VaR(1)	%(*)
Negotiation Tables	62,940.00	0.05%
Market Making	30,256.44	0.02%
Proprietary Trading	10,211.88	0.01%

	March 31, 2019
	VaR(1)	%(*)
Risk Factor	62,940.00	0.05%
Interest rate	49,298.31	0.04%
Exchange rate	22,408.19	0.02%
Variable income	3,435.43	0.00%
(1)	Figures in thousands of Mexican pesos

(*)	% of VaR with respect to net capital

Asset and liability management

As part of the financial management performed by the Institution, the sensitivity of the financial margin or of the net interest margin (NIM) and the sensitivity of the market value of equity (MVE) of the different balance sheet headings is analyzed against interest rate variations. This sensitivity derives from the differences between the expiration and modification dates of interest rates generated in the different headings of assets and liabilities. The analysis is based on the classification of each heading sensitive to interest rates over time, depending on their dates of amortization, expiration or contractual amendment of the applicable interest rate.

Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the quarters ended March 31, 2019 and 2018 and
for the year ended December 31, 2018

The NIM and MVE sensitivity analysis of the first quarter of 2019 is as follows:

		Sensitivity NIM				Sensitivity MVE
	Jan 19	Feb-19	Mar 19	Average	Jan 19	Feb-19	Mar 19	Average
Balance in Mexican Pesos (GAP)	15%	15%	32%	21%	93%	92%	78%	88%
Scenario	(100) bps	(100) bps	(100) bps	-	100 bps	100 bps	100 bps	-
Balance in US Dollars (GAP)	63%	63%	60%	62%	68%	69%	58%	65%
Scenario bps	(100) bps	(100) bps	(100) bps	-	(100) bps	(100) bps	(100) bps	-

Liquidity risk

The Institution carries out liquidity risk management based on differences in the maturity of assets and liabilities, monitoring the maximum profiles of the time lag. This monitoring is based on analysis of the maturity of assets and liabilities, both contractual and management. The Institution makes an estimate for the maintenance of a sufficient quantity of liquid assets to guarantee a survival horizon for a minimum of days in a scenario of liquidity stress without resorting to additional sources of financing. Liquidity risk is limited in terms of a minimum period of days established for local currency, foreign currency and on a consolidated basis.

The following table shows the liquidity mismatch of our assets and liabilities with different maturities as of March 31, 2019:

	Total	1 day	1 week	1 month	3 months	6 months	9 months	1 year	5 years	More than 5 years
Structural gap	196,264	(29,736)	39,004	(12,517)	48,914	37,825	88,658	20,199	270,467	(266,549)
Non-derivatives	168,634	(29,736)	38,983	(12,708)	49,203	36,651	88,363	18,125	258,799	(279,046)
Derivatives	27,631	0	21	191	(290)	1,174	295	2,074	11,667	12,497

* * * * * *